SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Kenon Announces Favorable Ruling in Arbitration Proceeding

Kenon Holdings Ltd (“Kenon”) announces a favorable award in a commercial arbitration proceeding related to rights retained by a subsidiary following the sale of the Inkia businesses by Kenon in December 2017.

The arbitration related to a dispute over an insurance claim. The arbitral tribunal issued an award of $30 million, plus pre-award interest, in favor of Kenon’s subsidiary IC Power Distribution Holdings Pte. Ltd. The award is subject to tax. The proceeding is described in more detail in Kenon’s annual report on Form 20-F for the year ended December 31, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: July 29, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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